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                           December 28, 2020

       Tony Isaac
       President and Chief Executive Officer
       JanOne Inc.
       325 E. Warm Springs Road, Suite 102
       Las Vegas, Nevada 89119

                                                        Re: JanOne Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251645

       Dear Mr. Isaac:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Randolf W. Katz, Esq.